Exhibit 99.1

Collective Mining Discovers a Near Surface Oxidized Silver System in Northern Apollo Intersecting 75.45 Metres at 80 g/t AgEq Including 13.0 Metres @ 315 g/t AgEq

TORONTO, Dec. 10, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the discovery of a new silver zone in the northern section of the Apollo system ("Apollo"), located within the Company's Guayabales project in Caldas, Colombia. The Company currently has four drill rigs operating at the Guayabales Project as part of its fully funded and on-schedule, 40,000-meter drilling program for 2024 with three rigs operating at Apollo and one rig at the Trap system. The Company plans on embarking on a fully funded 60,000-meter diamond drill program in 2025, which will be the largest annual drilling campaign in the Company's history.

Approximately 102,000 metres of diamond drilling has been completed to date at the Guayabales project, including 68,000 metres at Apollo. There are currently 23 drill holes awaiting assaying with results expected over the coming weeks.

Ari Sussman, Executive Chairman commented: "Discovering so many different styles of mineralization on a property is truly rare and is commonly a sign of a very large system being unlocked. As much success as the Company has enjoyed in its short history, we believe the best is yet to come with aggressive drilling. 2025 is going to be a banner year as the Company pushes the envelope even further with its largest drilling campaign to date."

Highlights (see Table 1 and Figures 1-3)

•	Three diamond drill holes directed in a southerly pattern from OPad 6 have discovered bulk silver rich sheeted veinlets at shallow depths in an area located 250 metres to the north of the main Apollo system.
•	The shallow high-grade silver zone was intercepted from surface to vertical depths of 150 metres in oxidized or partially oxidized material covering an area measuring 250 metres by 100 metres. Mineralization remains open in all lateral directions and to depth. A fan of three holes were drilled from OPad 6 with the following results highlighted:
•	75.45 metres @ 80 g/t silver equivalent from 22.50 metres (APC-100D) including:
•	13.00 metres @ 315 g/t silver equivalent from 81.00 metres
•	53.55 metres @ 59 g/t silver equivalent from 73.70 metres (APC-101) including:
•	18.00 metres @ 125 g/t silver equivalent from 73.70 metres
•	24.10 metres @ 50 g/t silver equivalent from 101.50 metres (APC-102) including:
•	5.05 metres @ 112 g/t silver equivalent from 101.50 metres
•	After exiting the near surface silver zone, all three drill holes intercepted high-grade discreet gold veins at deeper intervals with highlights as follows:
•	1.20 metres @ 7.63 g/t gold equivalent from 378.60 metres (APC-100D)
•	0.90 metres @ 21.25 g/t gold equivalent from 257.20 metres (APC-102) &
•	0.90 metres @ 16.24 g/t gold equivalent from 452.85 metres (APC-102)
•	Follow up drilling targeting along strike and below the oxidized silver zone is planned in H1 2025 as part of the Company's upcoming fully funded 60,000-meter drilling program. Given the heavy weathering environment across the Guayabales project, the Company believes that there is a probability of seeing stronger silver grades in fresh rock below the zone of oxidation.

Table 1: Assays Results for Drill Holes APC-100D, APC-101, and APC-102

Hole #	From (m)	To (m)	Length (m)	Ag g/t	Au g/t	AgEq g/t*	AuEq g/t*
APC-100D	22.50	97.95	75.45	47	0.62	80	1.32
Incl	81.00	94.00	13.00	169	2.64	315	4.85
and	378.60	379.80	1.20	1	7.84	508	7.63
and	499.70	500.60	0.90	4	5.77	376	5.66
APC-101	34.00	55.45	21.45	51	0.18	55	0.88
and	73.70	127.25	53.55	39	0.40	59	0.93
Incl	73.70	91.70	18.00	95	0.69	125	1.95
and	180.20	218.20	38.00	14	0.77	62	1.00
Incl	180.20	185.90	5.70	39	2.17	173	2.72
APC-102	36.45	55.80	19.35	39	0.09	39	0.65
and	101.50	125.60	24.10	44	0.20	50	0.80
Incl	101.50	106.55	5.05	104	0.36	112	1.73
& incl.	122.45	125.60	3.15	103	0.34	110	1.71
and	242.00	242.50	0.50	103	10.65		12.35
and	257.20	258.10	0.90	416	14.60		21.25
and	342.95	347.35	4.40	85	3.08		4.43
and	452.85	453.75	0.90	14	16.50	1079	16.24
and	473.20	474.40	1.20	3	5.22	340	5.12

*AgEq (g/t) is calculated as follows: (Ag (g/t) x 0.85) + (Au (g/t) x 66.67 x 0.97) while AuEq is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) utilizing metal prices of Ag - US$30/oz, and Au - US$2,000/oz and recovery rates of 85% for Ag and 97% for Au. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown, and grades are uncut.

Figure 1: Plan View of Drill Holes Announced in this Release Highlighting the Near Surface Oxidized Silver Discovery and Deeper Gold Rich Veins (CNW Group/Collective Mining Ltd.)

Figure 2: Drill Core Photos from Holes APC-100D, APC-101 and APC-102 (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to expand the Apollo system by stepping out along strike and testing the newly discovered high-grade Apollo Ramp Zone, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 10-DEC-24